OROPLATA RESOURCES, INC.

#3 – 7 San Marcos
Puerto Plata, Dominican Republic

September 11, 2013

United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC
20549

Re:          Registration Statement on Form S-1
Filed May 22, 2013
Amendment No. 1 to Registration Statement on Form S-1
Filed August 13, 2013
File No. 333-188752

Attention:              Mr. John Reynolds
Assistant Director

Dear Mr. Reynolds:

I am in receipt of your letters dated June 14 and August 14, 2013 wherein you gave us with certain comments in order that we could provide you with information so that you may better understand our disclosure and in recommending the Form S-1A be updated to included the financial statements as of June 30, 2013.

The responses are listed in the order as they appeared in your letter dated June 14, 2013 and have been, where applicable, included in the amended Form S-1A.  In additional the financial information and analysis has been updated to June 30, 2013 from our filing of the Form S-1A Amendment No. 1.

General

1.
Please supplementally provide us with copies of all written communication, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.   Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Our Company has not had any preliminary negotiations or agreements with anyone regarding our common shares.   We have had no discussions with any underwriters, brokers or market makers and no underwriters, brokers or market makers have published any research reports, either written, electronic or oral communication, about our Company.   We have not identified any individuals to acquire the common shares being offered under our registration statement and will not do so until such time as our registration statement becomes effective.

Prospectus Cover Page

2.	Please revise the disclosure to clearly state that Mr. Sosa is an underwriter in this offering. Similarly revised the plan of distribution, which says Mr. Sosa may be deemed an underwriter.

In response to this comment the following change has been made to the Prospectus cover page:

“Mr. Sosa is an underwriter in respect of the sale of the shares.”

Under Plan of Distribution on page 12, the following sentence has been amended to read:

“In particular, during such times as Mr. Sosa is engaged in a distribution of the common stock, and therefore is an underwriter,………..”

Prospectus Summary, Page 1

3.
Please revised your statement on page one that “[a]s an emerging growth company [you] are exempt under Section 14A and B of the Securities Act of 1934” to clarify that you are exempt from Section 14A(a) and (b).

    The former reference has been changed to “Section 14A(a) and (b)”.

4.
We note on page one and throughout your prospectus that you have a wholly-owned subsidiary names Oroplata Exploraciones E Ingenieria S.R.L.  We further note on page two that you have “one wholly-owned subsidiary called Oroplata Exoraciones E Ingenieria, Orexi, SRL”.  Revise where necessary to reconcile this disclosure.

In response to this comment and in conjunction with a review of the corporate charter of our wholly-owned subsidiary the following has been changed:

On page 1 – Prospectus Summary the name of the wholly-owned subsidiary has been amended to read:  “Oroplata Exploraciones E Ingenieria, Orexi, S.R.L”.

On page 2 the name has been amended to read: “Oroplata Exploraciones E Ingenieria, Orexi, S.R.L”.

In addition to the above the name has been changed in other part of the registration statement to agree with the subsidiary’s name as shown in its corporate charter.

Risk Factors, Page 4

“Since our officer and director has other business interests…..”, page 7

5.	Please revise to reconcile whether Mr. Sosa will be devoting approximately twenty or forty hours of his time per month to your operations. This risk factor provides inconsistent disclosure.

The approximate hours Mr. Sosa will be devoting per month has been changed to twenty hours.

Plan of Distribution, page 11

6.
We note that your offering will terminate nine months after the effective date of your registration statement.  Please clarify this in this section.   In this regard, we note your statement that Mr. Sosa may “continue to sell [his] shares on a continuous basis.”  In addition, revise to clarify that Mr. Sosa will sell his shares on a continuous basis.   See Rule 415(a)(1)(ix) of Regulation C.

Included in this section the following sentence has been inserted on page 11:

“This offering will terminate nine months after the effective date of this registration statement.”

The sentence referred to in the second part of this comment has been revised to read as follows as shown on page 11:

“Mr. Sosa will promptly commence to sell his shares being offered after this registration statement is declared effective and he will sell his shares on a continuous basis thereafter.”

Business, page 13

7.	Please disclose the material terms of the purchase of the Leomary Gold Claim and file the agreement as an exhibit.

There was no agreement with the purchase of the Leomary Gold Claim since the Company’s President undertook to identify the Leomary, prepare the application of the Dominican Mining Office to register the Leomary and complete all other paper work required.  He obtained from the Dominican lawyer, who held funds for the Company, an amount of $13,000 to achieve the above noted acquisition.  Previously the mineral rights to the Leomary were held by the Government of the Dominican Republic.  No other parties were involved in acquiring the mineral rights to the Leomary.   The following paragraph has been inserted on page 14 in response to this comment.

“The Company’s President, Mr. Sosa, selected the Leomary Gold Claim from his knowledge of the area wherein the Leomary is located.  The mineral rights on the Leomary were obtained directly from the Dominican Mining Office (DGM) where Mr. Sosa had to register an application for a Metallic Exploration Concession. The Company advanced him $13,000 to acquire the mineral rights on the Leomary and to complete all the application forms requires in order to ensure the mineral rights were owned by the Company.  Other than the DGM, no other third parties were involved in obtaining the mineral rights to the Leomary.”

The receipt and description of the work undertaken by Mr. Sosa is described under Exhibit 99.1

Compliance with Governmental Regulations – Essentials of Mining Laws, page 14

8.
We note your summary of “important components” of the relevant mining laws.   Please revise your disclosure to address the effect of the regulations and status of any required application and/or approvals at this stage in your business.  See Item 101(h)(4)(viii) and (ix) of Regulation S-K.  Also, please discuss in greater detail the annual payments and any other fees for governmental compliance.

In response to this comment the following has been inserted on page 15:

“We have complied with every one of the requirements listed under the Dominican Mining Law and therefore we are confident that our status regarding the Leomary is in good standing.  A review of the web page of the Dominican Mining Ministry at https://dgm.gov.do/estatusexplorationmetalica.html will confirm this status. The verification within this website is under the name “Leomary”.

In order to maintain the Leomary in good standing, an annual payments and fees contemplated under the Mining Law are to be paid within a calendar year are as follows:

	Annual Payment	Amount (USD)

A.	Connection point revisions (one time payment) (i)(ii)	$ 1,800

B.	Project Boundaries revision (in field) (one time payment) (i)(iii)	$ 1,000

C.	Newspaper publication – when certificate is granted (One time payment)	$ 500

D.	Certification (if requested)	$ 100

E.	Register of Power of Attorney (if any)	$ 1,000

F.	Sale or transfer of mineral rights (if any)	$ 1,000

(i)	Payment of $13,000 paid for the Leomary included this payment.

(ii)
Connection point revision relates to the Company having to have the geologist working on the claim insert four or five concrete posts into the claim boundaries so that satellite is able to read the red tag contained on each post so that it is available to the Ministry of Mines.

(iii)
The fee paid for Project Boundaries revision relates to an inspector going to the Leomary and ensure the four or five concrete posts have been inserted and that there is no activity on the claim itself which will invade an adjoining claim.

The annual amount to keep the Leomary in good standing after the initial license if granted is approximately $12,000 which mainly comprises annual and semi-annual reports, minimum exploration work (approximately $5,000), tax filings and an annual fee to the Ministry of Mines of approximately $3,000.   As shown above, extraordinary payments would be to obtain a certificate ($100), register a Power of Attorney, if required, ($1,000) and sale or transfer of mineral rights, if required ($1,000).”

Environmental Permits, page 15

9.
We note that estimated cost of an environmental impact study is $100,000.  Please revise your disclosure to address whether you have received a letter of no objection from the Ministry of Environment and whether there is an associated cost.   Please also address whether you foresee additional drilling and estimated costs associated with this construction and required environmental license.

The following has been inserted on page 16.

“Oroplata has not received a letter of no objection from the Ministry of Environment.”

The sentence prior to the following paragraph has been revised to read:

“Such a study could cost as high as $100,000.”

In addition the following paragraph has been added:

“As far as the mining law applies in the Dominican Republic, we should have the environmental study undertaken prior to any drilling activity.   The upper limit to an environmental impact study would be approximately $100,000 but the Ministry of Environment will not require a full detailed environmental study if the drilling program is not extensive in nature; being approximately ten to fifteen drilling holes in the fifty to seventy-five meters range each.   The cost of this study is not required until such time as a drilling program is undertaken and then might amount of $10,000 to $15,000 dollars.  Oroplata has not received a letter of no objection from the Ministry of Environment.”

Property, page 16

10.	In an appropriate location of your filing, please disclose the specific fees and/or work required to keep you mineral rights in good standing.

This comment has been covered under comment 8 noted above.

11.
Please disclose the information required under paragraph (b) of Industry Guide 7 for all mineral properties, including the source of power and water for your property and a description of any infrastructure located on your property.

“There are no infractructure located on the Leomary.  Electricity is available in the area since the main source of energy is obtainable from the power plant located in the municipality of Bonao.   Water can be obtained from the numerous small streets flowing through the Leomary.”  Refer to page 20.

12.
We note your disclosure of sample results in this section of your filing.  Please disclose the sample type associated with each result.  For example, clarify if these samples are chip, grab, or other samples.   If the sample are grab samples, disclose the specific sample weight.

The sample type has been disclosed under the schedule on page 23.

13.
Additionally, please provide disclosure to clarify if the table with your sample results represent all sampling performed or the best results of the sampling program.  If these are the best results, provide disclosure regarding the total number of samples taken and the significant results that are not disclosed.

The following has been inserted on page 23 in response to this comment.

“The above noted table does not include all the samples taken but rather the best results as determined by the geologist.   The actual number of samples taken, either soil, sediment or rock, were 100 samples.  There was one sample with gold content of 1,695.2 ppb not included in the above schedule but the rest of the samples being 85 have relatively no minerialization.”

14.
Please provide us with the calculation used to convert ppm sample results to grams per metric tonne sample results.  For example, referencing the data for sample No. 293, provide the calculation used to convert 151 ppb gold to 11.84 grams per metric tone.

An error was made in the original schedule of ppb which has now been corrected and the appropriate schedules regarding conversion have been provided on page 23.

15.	We note that the company does not require office space “due to having limited employees, other than Mr. Sosa.” Please revise to clarify whether you have more than one employee.

The following words have been amended in this sentence on page 17 in response to this comment.

“..due to having no employees, other than Mr Sosa,…..”

Market Price of and Dividends on Common Equity and Related Stockholder Matters, page 25

Rule 144 Shares, page 26

16.	We note your summary of Rule 144 on page 26. Please revise to provide clear disclosure regarding how Rule 144 applies to the company’s shares outstanding.

The following has been inserted in this section on page 28.

“In general, under Rule 144, a person who is not one of our affiliates and who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares of our common stock for at least six months would be entitled to sell them without restriction, subject to the continued availability of current public information about us (which current public information requirement is eliminated after a one-year holding period).  Rule 144 is not available for securities initially issued by a shell company, whether reporting or non-reporting, or a company that has at any time previously a shell company, unless the company:

●           has ceased to be a shell company;

●           is subject to the Exchange Act reporting obligations;

●           has filed all required Exchange Act reports during the preceding twelve months; and

● at least one year has elapsed from the time the company filed with the SEC, current Form 10 type information reflecting its status as an entity that is not a shell company.

As a result, our sole shareholder and director, who is an affiliate and beneficially owned his shares of our common stock for at least six months, will be entitled to sell within any three month period a number of shares that does not exceed the greater of:

1.	One percent of the number of shares of the company's common stock then outstanding, which, in our case, will equal approximately 400,000 shares as of the date of this prospectus; or

2.	The average weekly trading volume of the company's common stock during the four calendar weeks preceding the filing of a notice on form 144 with respect to the sale.

Such sales by our sole shareholder and director would also be limited by manner of sale provisions and notice requirements and to the availability of current public information about us.”

Management’s Discussion of Financial Condition and Results of Operations, Page 44

    17.  The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure.   As a result, we request that you revise this section to provide a detailed executive overview to discuss the events, trends and uncertainties that management views as most critical to your future revenue, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable.  To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/ingterp/33-8350.htm.  This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosure about liquidity, capital resources, and critical accounting.   In particular, add disclosure relating to your plan of operations, the intended timing and impact of funding would have on the timing.

The section noted above has been revised to include the applicable requirements of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003).  Due to the length of the revisions please refer to “Management’s Discussion of Financial Condition and Results of Operations” on page 47.

Liguidity and Capital Resources, page 44

18.
We note you disclose that as of March 31, 2013 you had a positive working capital position on $38,398.  It appears this amount should be $28,398.  Please modify your disclosure consistent with the amounts in your financial statements.

The following has been modified in response to the above comment as shown on page 49 and has been updated to June 30, 2013.

“As of June 30, 2013, Oroplata had cash of $25,821 and a negative working capital position of $(3,611) as compared to cash of $33,054 and a positive working capital position of $32,119 as at September 30, 2012.”

19.
Revised to discuss your financial disclosure position both without any additional funds and with additional funding.   For instance, address how long you can remain a reporting company without additional funding.

In response to this comment the following sentence has been included after the analysis of funds required as shown on page 50.

“If management decides not to undertake the drilling program within the next twelve months, the additional funds required will be reduced from $120,268 to $21,425 and will be able to stay in business for at least twelve months.”

Directors and Executive Officers, page 45

20.
Revise to provide a complete business background for Mr. Sosa.  In this regard, we note that he is only able to devote a few hours to Oroplata per week due to “other business interests”, as disclosed in your filing on page seven, but you do not address his current or recent business interests.   Item 401(e)(1) of Regulation S-K.

The following additional information has been included on page 52.

“Mr. Sosa has been working as an independent geology for the past 4 years in the field examining various gold, copper and silver properties located in the Dominican Republic and Mexico and has been responsible for preparing geological reports on these properties.  His work comprised project evaluation, geologic mapping, sampling, and reconnaissance prospecting on company-held lands for several major and junior companies.  He conducted a comprehensive, on-site geologic evaluation, and prepared a report of an advanced-stage gold project in Chile.

Mr. Sosa has arranged, scheduled and organized a visit to Columbia to examine several gold properties where he conducted extensive research, compilation, and made exploration recommendations to management as well as how to transact business in Columbia.”

21.
Revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant.  See Item 401(e)(1) of Regulation S-K.

“Mr. Sosa was appointed as the sole director and officer of Oroplata because he was instrumental in organizing the incorporation of both the parent and subsidiary companies, in identifying the Leomary as a potential acquisition for Oroplata, providing to date all the funds necessary for Oroplata to operate and reviewing the completed exploration work on the Leomary.  Being a professional geologist who has worked throughout the Dominican Republic since his graduation in 1996 when he obtained a Master Degree in Geology he is qualified to act as an officer and director of Oroplata and its wholly owned subsidiary.  Even though he has committed only twenty hours a month to the activities of Oroplata, due to Oroplata being a relatively small exploration company, he is available at any time for all situations requiring his attention pertaining to the activities of Oroplata.”  Refer to page 52.

Part II

Information not Reguired in the Prospectus, page 49

Other Expenses of Issuance and Distribution, page 49

22.	We note $2,500 in “[m]iscellaneous and sundry expenses”. In footnote disclosure, please disclose the reasonable components of this category, which comprise 12% of the total offering expenses.

The following has been inserted on pages 12 and 56 in response to this comment;

(ii)	A breakdown of the estimated cost of Miscellaneous and sundry expenses are as follows:
	Expense	Amount	Purpose

	Courier and delivery	$ 150	Sending material to the auditors and attorney.
	Edgar filing fees	900	Assuming a minimum of two edgar filings of the Form S-1.
	Office supplies	400	Paper, computer ink and general office supplies need for preparing registration statement.
	Photocopying	300	Photocopying of material sent to auditors, attorney and other correspondence as required.
	Postage	150	To send to investors copies of the prospectus.
	Printing	600	Printing of minimum of 50 copies of prospectus.

		$ 2,500

Recent Sales of Unregistered Securities, page 50

Signatures

23.
In addition to your principal executive and financial officers, your registration statement must be signed by your principal accounting officer or controller.  Please revise accordingly.  See Section VI.C. of Form S-1.

Mr. Hilario Sosa is the sole director and officer of Oroplata and hence is also the Chief Accounting Officer.   This error has been corrected by inserting his other title as Chief Accounting Officer as reflected on page 60.

Exhibit 23.2 – Consent of Goldman Accounting Services CPA, PLLC

24.           “Your auditor’s consent references their report dated May 21, 2013, whereas the audit report included on page 29 is dated May 22, 2013.   Please advise your independent accountant to provide a consent for the appropriate report date (i.e. May 22, 2013) and amend your registration statement accordingly.”

Exhibit 23.2 has been amended are requested in the above noted comment.

Yours very truly;
Oroplata Resources, Inc.

HILARIO S. SOSA

Hilario S. Sosa
Chief Executive Office, President, Chief
Financial Officer, Chief Accounting Officer,
Secretary Treasurer and Director